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                                                                    Exhibit 99.2

[VIVENDI UNIVERSAL LOGO]


                                  Press Release

Paris, December 7th, 2004 - Vivendi Universal (Paris Bourse: EX FP; NYSE: V) today received notification of the decision of the Disciplinary Commission of the Autorite des Marches Financiers (AMF) in connection with the disciplinary procedure initiated by the Commission des Operations de Bourse (COB) on September 12, 2003 and continued by the AMF.

The Disciplinary Commission dismissed the complaints brought forth by the COB concerning the consolidation methods used for Cegetel and Maroc Telecom, and acknowledged that the method used in the consolidation of these two companies was appropriate.

Vivendi Universal disputes the Disciplinary Commission's decision to uphold the complaint challenging the use of the equity method solely in 2001 rather than full consolidation for Elektrim Telekomunikacja Sp. z o.o., given that at the time Vivendi Universal did not, and still does not, exercise either exclusive or joint control over this company.

Vivendi Universal would emphasize that it has attempted to divest this investment several times over the past three years. These attempts have always been blocked by Elektrim S.A., which of itself demonstrates that Vivendi Universal does not exercise control over this holding company whose ownership of PTC shares has been the subject of international arbitration procedures since 1999.

Using the proportional consolidation method, as suggested by the Disciplinary Commission, would have increased the Vivendi Universal's net debt as of December 31, 2001 by approximately 400 million euros of a total of 37 billion euros, an increase of about one percent.

The Company also regrets that its submissions concerning its general financial disclosures were not heard, though its annual reports were reviewed by the COB each year.

Vivendi Universal is conducting a careful assessment of this decision and its options with legal counsel.


Important Disclaimer:
---------------------

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.

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